August 27, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Pamela A. Long

Re:	Tronox Limited
Amendment No. 3 to Registration Statement on Form S-4
Filed August 19, 2013
File No. 333-189308

Dear Ms. Long,

This letter is being furnished by Tronox Finance LLC, a Delaware limited liability company (“Tronox Finance”) and Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (“Tronox Limited” and together with Tronox Finance and each of the guarantors listed on Schedule A hereto, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2013 to Michael J. Foster, Senior Vice President, General Counsel & Secretary of Tronox Limited, with respect to Amendment No. 3 to the Registrants’ Registration Statement on Form S-4 (File No. 333-189308) (the “Registration Statement”) that was initially filed with the Commission on June 14, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment.

In addition, the Registrants are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. The Registration Statement has been revised to reflect the Registrants’ responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 4, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 4, all of which have been marked to show changes from the initial filing of the Registration Statement.

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

Prospectus Cover Page

1.	Staff’s comment: We note that you have commenced the offer prior to effectiveness of the registration statement. The preliminary prospectus disseminated in an exchange offer must be complete and contain all required information. Accordingly, please remove the language that the “prospectus is not complete” and “Subject to Completion” from the cover page of the prospectus. Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response: In response to the Staff’s comment, the Registrants have amended the prospectus cover page to remove the noted language.

Exhibit 5.3

2.	Staff’s comment: We note that Section 3.7 states that in no circumstance can any person that the opinion is provided to pursuant to paragraph 3.6 rely on the opinion. Paragraph 3.6 states that the opinion may be disclosed “as a filing with the Securities and Exchange Commission as an exhibit to the Registration Statement.” The limitation in Section 3.7 suggests that purchasers in the offering who receive the opinion as part of the Registration Statement are not entitled to rely on the opinion. Such a limitation on reliance is not acceptable. Please delete this limitation. See Staff Legal Bulletin No. 19 (Oct. 2011).

Response: In response to the Staff’s comment, the Registrants have filed a revised opinion 5.3 and revised Section 3.7 to clarify that the purchasers in the offering may rely on the opinion.

Please note that the Registrants will furnish a letter at the time they request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 405-775-5171 or the Registrants’ outside counsel, Christian O. Nagler at (212) 446-4660 or David A. Curtiss at (212) 446-5974.

Sincerely,

/s/ Michael J. Foster

Michael J. Foster

Cc:	Christian O. Nagler, Esq.

David A. Curtiss, Esq.

Schedule A

Guarantors	Jurisdiction of Organization
Tronox Incorporated	Delaware
Tronox LLC	Delaware
Tronox US Holdings Inc.	Delaware
Tronox Australia Holdings Pty Limited	Western Australia, Australia
Tronox Australia Pigments Holdings Pty Limited	Western Australia, Australia
Tronox Global Holdings Pty Limited	Western Australia, Australia
Tronox Limited	Western Australia, Australia
Tronox Pigments Australia Holdings Pty Limited	Western Australia, Australia
Tronox Pigments Australia Pty Limited	Western Australia, Australia
Tronox Pigments Western Australia Pty Limited	Western Australia, Australia
Tronox Pigments LLC	Western Australia, Australia
Tronox Sands Holdings Pty Limited	Western Australia, Australia
Tronox Western Australia Pty Ltd	Western Australia, Australia
Tronox Worldwide Pty Limited	Western Australia, Australia
Tronox Holdings (Australia) Pty Limited	Western Australia, Australia
Tronox Investments (Australia) Pty Ltd	Western Australia, Australia
Tronox Australia Sands Pty Ltd	Western Australia, Australia
Ticor Resources Pty Ltd	Western, Australia, Australia
Ticor Finance (A.C.T.) Pty Ltd	Western Australia, Australia
Tronox Sands Holdings Pty Limited	Western Australia, Australia
TiO2 Corporation Pty Ltd	Western Australia, Australia
Yalgoo Minerals Pty. Ltd.	Australia
Tific Pty. Ltd.	Australia
Synthetic Rutile Holdings Pty Ltd	Australia
Senbar Holdings Pty Ltd	Australia
Pigment Holdings Pty Ltd	Australia
Tronox Mineral Sales Pty Ltd	Australia
Tronox Management Pty Ltd	Australia
Tronox International Finance LLP	United Kingdom
Tronox Pigments Ltd.	Bahama Islands
Tronox Holdings Europe C.V.	The Netherlands
Tronox Holdings Coöperatief U.A.	The Netherlands

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901